Exhibit 99.1

22 September 2009	For analyst and media enquiries please
call Sean O’Sullivan on: (02) 8274 5239
James Hardie receives FIRB approval
in connection with proposal to change domicile
James Hardie advises that it has now received a statement of no objection from the Australian Federal Treasurer, Wayne Swan, confirming his approval for the company to proceed with the corporate restructure connected with its proposal to transform James Hardie into a Societas Europaea (SE) (Stage 1), and move its corporate domicile from The Netherlands to Ireland (Stage 2). A copy of the Treasurer’s announcement is attached, along with the company’s letter to the Foreign Investment Review Board (FIRB) dated 14 September 2009.
The assurances provided by the company to FIRB in the letter dated 14 September 2009 are consistent with disclosures made in the Explanatory Memorandum dated 20 July 2009, as well as the Deed of Confirmation dated 23 June 2009 entered into with the New South Wales Government and Asbestos Injuries Compensation Fund in relation to the Amended and Restated Final Funding Agreement.
As detailed in the Explanatory Memorandum issued for Stage 1 of the proposal, James Hardie voluntarily notified FIRB of the proposal and sought approval for the proposed transfer of intellectual property from James Hardie International Finance BV (a Dutch incorporated and domiciled company) to James Hardie Technology Limited (a Bermudan incorporated and Irish tax resident company) and the indirect transfer of James Hardie’s Australian subsidiaries which will occur as a result of the internal reorganisation of the existing group structure in connection with the proposal.
James Hardie considered this voluntary notification to be in the best interests of James Hardie and its shareholders, because it provides certainty that the Federal Treasurer will not in the future exercise his power to block proposals or unwind transactions that are deemed to be contrary to Australia’s national interests.
On 21 August 2009, James Hardie shareholders approved Stage 1 of the proposal to transform James Hardie into a Societas Europaea (SE), with 99.3 percent of the votes cast in favour. James Hardie is now preparing for the second stage of the proposal, to move its corporate domicile from The Netherlands to Ireland (Stage 2).
It is expected that an Extraordinary General Meeting to consider Stage 2 of the proposal will be held by early 2010.
Media/Analyst Enquiries:

Sean O’Sullivan
Vice President, Investor and Media Relations
Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218

Disclaimer
This Media Release contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning our corporate and tax domiciles and potential changes to them;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Media Release of 18/09/2009
NO.103
James Hardie Industries N.V. Corporate Restructure
Today I approve the proposed corporate restructure of James Hardie Industries N.V. (“James Hardie”), subject to strict assurances by James Hardie that this proposal will not alter its binding commitments to make future payments to the Asbestos Injuries Compensation Fund (“the Fund”) and enhances its ability to make contributions in the medium to longer term. These assurances are attached.
The Fund was established to compensate victims of asbestos related injuries developed from products previously manufactured by James Hardie companies. James Hardie is obliged to make funding contributions to the Fund under certain financial conditions, and has provided the trustees of the Fund with an unconditional and irrevocable guarantee in order to ensure that the restructure will not affect its fulfilment of its obligations under the Amended Final Funding Agreement.
The proposed internal restructure will change James Hardie to a Societas Europaea company and will result in James Hardie moving its corporate domicile from the Netherlands to the Republic of Ireland. A Societas Europaea company is a European public limited company that exists under a common legislative framework across all member states of the EU.
These changes will not prevent James Hardie Industries N.V.’s current obligations to the Fund from being enforceable against the Societas Europaea company.
18 September 2009

14 September 2009
James Hardie Industries NV
Executive Member	ARBN 097 829 895
Foreign Investment Review Board	Incorporated in The Netherlands
Foreign Investment and Trade Policy	The liability of members is limited
Division
Department of Treasury	Atrium 8th Floor
Canberra ACT 2600	Strawinskylaan 3077
1077 ZX Amsterdam
Attention: Mr John Hill	The Netherlands
Dear Sir
James Hardie Industries N.V
Proposed internal restructure — Your reference: F2009/2139
We refer to the above application. This letter is provided solely in connection with the application and is not to be relied on for any other purpose.
We understand that the Treasurer is seeking further assurance that the proposed redomicile and related internal restructure will not adversely affect the obligations of James Hardie under the Amended and Restated Final Funding Agreement entered into with the State of New South Wales and Asbestos Injuries Compensation Fund Limited dated 21 November 2006.
We are writing to assure the Treasurer that JHINV’s proposal to transform into a Societas Europaea, to be known as James Hardie Industries SE, and subsequently move the company’s corporate domicile from the Netherlands to the Republic of Ireland, will not change the commitment of James Hardie, subject to and in accordance with the terms and conditions of the Amended and Restated Final Funding Agreement, to provide regular future contributions to the Asbestos Injuries Compensation Fund (AICF) and should enhance James Hardie’s ability to make contributions in the medium to longer term. In this regard, the company reiterates that its commitment to make contributions to the AICF in accordance with, and subject to the terms and conditions of, the Amended and Restated Final Funding Agreement is an obligation that it carries forward under its proposed new structure and a matter which James Hardie is required to take into account in the context of its strategic and financial affairs.
The capacity of the AICF to satisfy claims is linked to the long-term financial success of James Hardie, especially the company’s ability to generate net operating cash flow. While there is an up-front cost in implementing the proposal and the related internal restructure, and the proposal is not without contingencies and risks as detailed in the Explanatory Memorandum, after an extended review James Hardie considers that the proposal should have medium and longer term benefits for all of its stakeholders including the AICF, and believes that these benefits out-weigh short-term considerations. More than ninety-nine percent of votes cast by James Hardie shareholders at its recent extraordinary general meeting were in favour of implementing the proposal.
We have explained in our application and subsequent responses to the Foreign Investment Review Board that any further delay in implementing the transactions the subject of our application could have an adverse impact for shareholders and other stakeholders (including the AICF) through the risk of increased implementation costs. We therefore ask that the Treasurer determine our application as soon as possible.
Yours faithfully

Russell Chenu
Chief Financial Officer